EXHIBIT (d)(2)(C)

Cost of Living Rider for the Insured

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

COST OF LIVING RIDER FOR THE INSURED

BENEFIT. The Company will automatically increase the specified amount until the annual date nearest the insured's 65th birthday. Increases will be based on increases in the Consumer Price Index for All Urban Consumers.

CONDITIONS. An increase will take place on every annual date if the increase amount is at least $1,000. The rate class applicable to each increase will be the insured's  rate class on the issue date of this rider. Each increase amount will be the calculated increase (described below), subject to the following limitations:

(1) No increase amount can exceed 10% of the specified amount then in effect.

(2) The total of all increases under this rider cannot exceed the smaller of $1,000,000 and two times the initial specified amount.

CALCULATED INCREASE. The Consumer Price Index for All Urban Consumers, U.S. City Average, All Items (CPI), as published by the United States Department of Labor, is the basis of the calculated increase.

The increase amount is determined as follows:

(1) the specified amount then in effect less any increases to that amount of insurance during the policy year prior to the increase date; multiplied by

(2) the CPI factor.

The CPI factor will be (b) divided by (a) where:

(a) is the CPI 18 months prior to the increase date; and

(b) is the excess over (a) of the CPI six months prior to the increase date.

If the CPI computation is changed, or if its publication is stopped or delayed, the Company may substitute an appropriate index. This is subject to prior approval by the insurance supervisory official of the state in which the policy is delivered.

REJECTION OF INCREASE. The Company will mail the owner  a supplemental schedule  for each increase. Acceptance is automatic. The owner  may reject the increase by notice  to the Company and return of the supplemental policy schedule  within 30 days of the increase date.

TERMINATION. This rider will terminate:

(1) when any increase is rejected; or

(2) when the specified amount is reduced; or

(3) when the policy terminates; or

(4) on the first monthly date after the owner gives the Company notice; or

(5) on the annual date nearest the insured's  65th birthday.

If this rider terminates under 1, 2, 3 or 4, it may be reinstated if the owner  furnishes proof.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The issue date and policy date for this rider are shown in the schedule. There is no cost for this rider.

Signed for the Company at Cincinnati, Ohio

Secretary	President